

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 14, 2010

Richard Pearce
President and Chief Executive Officer
DC Brands International, Inc.
9500 W. 49th Avenue, Suite D-106
Wheat Ridge, CO 80003

> **Re: DC Brands International, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed July 14, 2010**
> **File No. 333-166714**

Dear Mr. Pearce:

We have reviewed your response letter filed August 31, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1/A

General

1. We note the Form D filed on August 18, 2010. Please provide disclosure in your next amendment reflecting the sale of this debt in your MD&A, in Item 15 information and wherever else applicable.

Business, page 10

2. We note your statement that "we have sold our products indirectly through retail stores, including the King Soopers grocery store chain, through a variety of distributors and directly to retail stores and health and fitness establishments, including the Max Muscle

retail health and fitness chain as well as myriad health and fitness gym locations." Please reconsider your use of the term myriad in this context and consider revising to include a more definite term that more closely reflects the number of locations in which your products are sold.

Note 1 Business and Significant Accounting Policies, F-6

3. We acknowledge your response to comment 4. Please address the following:
   - Quantify the amount of revenue and cost of goods sold reversed, the marketing expense recorded and the amount of product purchased by the CEO related to the program for all periods presented. If material, please disclose your accounting policy for the program.
   - Tell us how you determine the value at which to reverse cost of goods sold and rebook inventory. In addition, tell us if the reworked inventory is sellable, and if not, why you have assigned a value to it.
   - It would seem reasonable that a consumer would not purchase a product that was visibly tampered with or damaged. Please tell us how is it that the retailers have not returned damaged merchandise, for example products with missing pills from the cap. Tell us how you can differentiate between those products damaged from consumer or competitor tampering and those damaged prior to leaving your manufacturing facility. Also tell us why you consider all products found to be damaged or tampered with to have occurred at the retail level by consumers or competitors, thereby categorized as not returnable by the retailer.

4. We acknowledge your response to comment 5. It remains unclear how a fair value of zero is reasonable for the warrant liability for the periods presented. For example, as of June 30, 2010 your stock price would have to increase $.42 or 525% for the $.50 barrier to be breached resulting in no warrants being exercisable. By having a fair value of zero your model appears to indicate that there is no possibility that the barrier will not be met. This conclusion does not seem reasonable. Please tell us why you believe that the model you are using to calculate the fair value of the warrant liability is reasonable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Hank Gracin, Esq.
        Gracin & Marlow, LLP
        The Chrysler Building
        405 Lexington Avenue, 26th Floor
        New York, NY 10174